September 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn:	Scott Stringer
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	Syra Health Corp.
Registration Statement on Form S-1, as amended
File No. 333-271622

Ladies and Gentlemen:

As representative of the several underwriters of the proposed offering of Syra Health Corp. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Time, on Tuesday, September 26, 2023, or as soon thereafter as possible.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

Kingswood, a division of Kingswood Capital Partners, LLC

By:	/s/ Tyler Bashaw
Name:	Tyler Bashaw
Title:	Director

[Signature Page to Acceleration Request]